Exhibit 23




            Consent of Independent Registered Public Accounting Firm



The Plan Administrator of the
Metris Retirement Plan:


We consent to the incorporation by reference in the registration statements (No. 333-42529 and 333-78345) on Form S-8 of Metris Companies Inc., of our report dated June 28, 2005, with respect to the statements of net assets available for benefits of the Metris Retirement Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Metris Retirement Plan.


/s/ KPMG LLP
Minneapolis, Minnesota
June 28, 2005